Exhibit 99.2

BRP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

FOR THE THREE-MONTH PERIOD ENDED APRIL 30, 2020

The following management’s discussion and analysis (“MD&A”) provides information concerning financial condition and results of operations of BRP Inc. (the “Company” or “BRP”) for the first quarter of the fiscal year ending January 31, 2021. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three-month period ended April 30, 2020 and the audited consolidated financial statements and MD&A for the year ended January 31, 2020. Some of the information contained in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in the “Forward-Looking Statements” section of this MD&A. This MD&A reflects information available to the Company as at May 27, 2020.

Basis of Presentation

The unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. All amounts presented are in Canadian dollars unless otherwise indicated. The Company’s fiscal year is the twelve-month period ending January 31. All references in this MD&A to “Fiscal 2021” are to the Company’s fiscal year ending January 31, 2021, to “Fiscal 2020” are to the Company’s fiscal year ended January 31, 2020 and to “Fiscal 2019” are to the Company’s fiscal year ended January 31, 2019.

This MD&A, approved by the Board of Directors on May 27, 2020, is based on the Company’s unaudited condensed consolidated interim financial statements and accompanying notes thereto for the three-month periods ended April 30, 2020 and 2019.

The Company’s Powersports segment comprises Year-Round Products, which consist of all-terrain vehicles (referred to as “ATVs”), side-by-side vehicles (referred to as “SSVs”) and three-wheeled vehicles (referred to as “3WVs”); Seasonal Products, which consist of personal watercraft (referred to as “PWCs”) and snowmobiles; and Powersports PA&A and OEM Engines which consist of parts, accessories and apparel (referred to as “PA&A”), engines for karts, motorcycles and recreational aircraft and other services. Additionally, the Company’s Marine segment consist of outboard and jet boat engines, boats and related PA&A and other services.

Forward-Looking Statements

Certain statements in this MD&A about the Company’s current and future plans, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein.

Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: the impact of adverse economic conditions such as those resulting from the ongoing coronavirus (known as COVID-19) health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; unfavourable weather conditions; seasonal sales fluctuations; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any inability of dealers and distributors to secure adequate access to capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; the Company’s competition in product lines; the Company’s inability to successfully execute its growth strategy; the Company’s international sales and operations; any failure of information technology systems or security breach; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any loss of members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; the Company’s reliance on a network of independent dealers and distributors; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; any failure to carry proper insurance coverage; volatility in the market price for BRP’s subordinate voting shares; the Company’s conduct of business through subsidiaries; the significant influence by Beaudier Inc. and 4338618 Canada Inc. (together the “Beaudier Group”) and Bain Capital Luxembourg Investments S. à r. l. (“Bain Capital”); and future sales of BRP’s shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.

Unless otherwise stated, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this MD&A, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share.

Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring costs, loss on litigation and acquisition related-costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share - basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Selected Consolidated Financial Information” section of this MD&A for the reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure.

Overview

BRP is a global leader in the design, development, manufacturing, distribution and marketing of powersports vehicles and marine products. The Company is a diversified manufacturer of powersports vehicles and marine products, providing enthusiasts with a variety of exhilarating, stylish and powerful products for year-round use on a variety of terrains. The Company’s diversified portfolio of brands and products includes for Powersports: Can-Am ATVs, SSVs and 3WVs, Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs and Rotax engines for karts, motorcycles and recreational aircraft. For Marine, the portfolio of brands and products includes Evinrude outboard boat engines, Rotax engines for jet boats, and Alumacraft, Manitou, Quintrex, Stacer and Savage boats. Additionally, the Company supports its line of products with a dedicated PA&A business.

The Company employs approximately 12,600 people mainly in manufacturing and distribution sites in Mexico, Canada, Austria, the United States, Finland and Australia. The Company sells its products in over 120 countries. The products are sold directly through a network of approximately 3,475 dealers in 21 countries as well as through approximately 200 distributors serving approximately 800 additional dealers.

Highlights of the three-month period ended April 30, 2020

For the three-month period ended April 30, 2020, the Company’s financial performance was the following when compared to the three-month period ended April 30, 2019:

•	Revenues of $1,229.8 million, a decrease of $103.9 million or 7.8%;
•	Gross profit of $235.1 million representing 19.1% of revenues, a decrease of $65.5 million;
•	Net loss of $226.1 million, a decrease of $249.9 million, which resulted in a diluted loss per share of $2.58, a decrease of $2.83 per share;
•	The Company recorded a non-cash impairment charge of $171.4 million related to its Marine segment.
•	Normalized net income [1] of $22.7 million, a decrease of $30.0 million, which resulted in a normalized diluted earnings per share [1] of $0.26, a decrease of $0.28 per share or 51.9%;
•	Normalized EBITDA [1] of $123.0 million representing 10.0% of revenues, a decrease of $23.7 million or 16.2%.

In addition, during the three-month period ended April 30, 2020:

•

Following government measures adopted in response to COVID-19 pandemic, the Company announced that all of its powersports and marine manufacturing operations around the world were temporarily suspended or slowed down and a series of cost reduction initiatives were undertaken, including the reduction of its global workforce and other temporary layoffs.

•

The Company amended its Term Facility to consolidate it into a single tranche which reduces the cost of borrowing by 0.50% for the previous U.S. $335.0 million tranche and extends the maturity from May 2025 to May 2027.

Recent events

On May 8, 2020, the Company entered into an incremental U.S. $600.0 million tranche under its Term Facility. This new tranche matures in May 2027 and the cost of borrowing is LIBOR plus 5.00% per annum, with a LIBOR floor of 1.00%. Consistent with the existing Term Facility, the new tranche is exempt of financial covenants.

On May 27, 2020, the Board of Directors approved a strategic plan to wind down the outboard engine production in its Sturtevant, Wisconsin, facility.

[1] See “Non-IFRS Measures” section.

Factors Affecting the Company’s Results of Operations

Revenues and Sales Program Costs

The Company’s revenues are derived primarily from the wholesale activities to dealers and distributors of the Company’s manufactured vehicles, including Year-Round Products, Seasonal Products, Powersports PA&A and OEM Engines as well as Marine products. Revenue recognition normally occurs when products are shipped to dealers or distributors from the Company’s facilities.

In order to support the wholesale activities of the Company and the retail activities of dealers and distributors, the Company may provide support in the form of various sales programs consisting of cash and non-cash incentives. The cash incentives consist mainly of rebates given to dealers, distributors and consumers, volume discounts to dealers and distributors, free or extended coverage period under dealer and distributor inventory financing programs, and retail financing programs. The cost of these cash incentives is recorded as a reduction of revenues. The non-cash incentives consist mainly of extended warranty coverage or free PA&A. When an extended warranty coverage is given with the purchase of a product, a portion of the revenue recognized upon the sale of that product is deferred and recognized during the extended warranty coverage period. The cost of the free PA&A is recorded in cost of sales.

The support provided to dealers, distributors and consumers tends to increase when general economic conditions are difficult, when changing market conditions require the launch of new or more aggressive programs, or when dealer and distributor inventory is above appropriate levels.

Under dealer and distributor inventory financing arrangements, the Company could be required to purchase repossessed new and unused products in certain cases of default by dealers or distributors. The cost of repossession tends to increase when dealers or distributors are facing challenging and prolonged difficult retail conditions and when their non-current inventory level is high. During the current fiscal year and previous fiscal year, the Company did not experience significant repossessions under its dealer and distributor inventory financing arrangements. Refer to the “Off-Balance Sheet Arrangements” section of this MD&A for more information on dealer and distributor inventory financing arrangements.

Commodity Costs

Approximately 75% of the Company’s cost of sales consists of material used in the manufacturing process. Therefore, the Company is exposed to the fluctuation of prices of certain raw materials such as aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. Additionally, the Company is exposed to fuel price fluctuations related to its procurement and distribution activities. The Company does not hedge its long-term exposure to such price fluctuations. Therefore, an increase in commodity prices could negatively impact the Company’s operating results if it is not able to transfer these cost increases to dealers, distributors or consumers.

Warranty Costs

The Company’s regular warranty generally covers periods ranging from six months to five years for most products. In certain circumstances, the Company provides extended warranty coverage as a result of sales programs, under certain commercial accounts, or as required by local regulations. During the warranty period, the Company reimburses dealers and distributors the entire cost of repair or replacement performed on the products (mainly composed of parts or accessories provided by the Company and labour costs incurred by dealers or distributors). In addition, the Company sells in the normal course of business and provides under certain sales programs extended product warranties.

During its product development process, the Company ensures that high quality standards are maintained at each development stage of a new product. This includes the development of detailed product specifications, the evaluation of the quality of the supply chain and the manufacturing methods and detailed testing requirements over the development stage of the products. Additionally, product quality is ensured by quality inspections during and after the manufacturing process.

The Company records a regular warranty provision when products are sold. Management believes that, based on available information, the Company has adequate provisions to cover any future warranty claims on products sold. However, future claim amounts can differ significantly from provisions that are recorded in the condensed consolidated interim statements of financial position. For extended warranty, the claims are recorded in cost of sales as incurred.

Foreign Exchange

The Company’s revenues are reported in Canadian dollars but are mostly generated in U.S. dollars, Canadian dollars and euros. The Company’s revenues reported in Canadian dollars are to a lesser extent exposed to foreign exchange fluctuations with the Australian dollar, the Brazilian real, the Swedish krona, the Norwegian krone, the British pound, the New Zealand dollar and the Russian ruble. The costs incurred by the Company are mainly denominated in Canadian dollars, U.S. dollars and euros and to a lesser extent in Mexican pesos. Therefore, recorded revenues, gross profit and operating income in Canadian dollars are exposed to foreign exchange fluctuations. The Company’s facilities are located in several different countries, which helps mitigate some of its foreign currency exposure.

The Company has an outstanding balance of U.S. $1,216.8 million ($1,692.7 million) under its U.S. $1,235.0 million ($1,718.0 million) term facility agreement (the “Term Facility”), which results in a gain or loss in net income when the U.S. dollar/Canadian dollar exchange rate at the end of the period is different from the opening period rate. Additionally, the Company’s interest expense on the Term Facility is exposed to U.S. dollar/Canadian dollar exchange rate fluctuations. The Company does not currently hedge the U.S. dollar/Canadian dollar exchange rate fluctuation exposures related to its Term Facility, and therefore, an increase in the value of the U.S. dollar against the Canadian dollar could negatively impact the Company’s net income.

For further details relating to the Company’s exposure to foreign currency fluctuations, see “Financial Instruments – Foreign Exchange Risk” section of this MD&A.

Net Financing Costs (Financing Costs less Financing Income)

Net financing costs are incurred principally on long-term debt, defined benefit pension plan liabilities and revolving credit facilities. As at April 30, 2020, the Company’s long-term debt of $1,741.4 million was mainly comprised of the Term Facility, which bear interest at LIBOR plus 2.00%. The Company entered into interest rate cap contracts, which limit its exposure to interest rate increase.

Income Taxes

The Company is subject to federal, state and provincial income taxes in jurisdictions in which it conducts business. The Canadian income tax statutory rate was 26.5% for the three-month period ended April 30, 2020. However, the Company’s effective consolidated tax rate is influenced by various factors, including the mix of accounting profits or losses before income tax among tax jurisdictions in which it operates and the foreign exchange gain or loss on the Term Facility. The Company expects to pay cash taxes in all tax jurisdictions for the fiscal year ending January 31, 2021, except in the United States where the Company plans to utilize its tax attributes to offset taxable income or income tax payable.

Seasonality

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale sales of the Company’s products are highest in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models, and production scheduling for particular types of products. As a result, the Company’s financial results are likely to fluctuate significantly from period to period.

Selected Consolidated Financial Information

The selected consolidated financial information set out below for the three-month periods ended April 30, 2020 and 2019, has been determined based on the unaudited condensed consolidated interim financial statements and related notes approved on May 27, 2020.

Net Income data

	Three-month periods ended
(in millions of Canadian dollars)	April 30, 2020	April 30, 2019

Revenues by category

Powersports

Year-Round Products	$640.3	$627.0

Seasonal Products	322.6	375.4

Powersports PA&A and OEM Engines	157.3	185.0

Marine	109.6	146.3

Total Revenues	1,229.8	1,333.7

Cost of sales	994.7	1,033.1

Gross profit	235.1	300.6

As a percentage of revenues	19.1%	22.5%

Operating expenses

Selling and marketing	81.7	97.2

Research and development	50.5	57.5

General and administrative	45.0	52.2

Impairment charge	171.4	—

Other operating expenses	13.8	4.7

Total operating expenses	362.4	211.6

Operating income (loss)	(127.3)	89.0

Net financing costs	23.0	19.9

Foreign exchange loss on long-term debt	84.2	25.7

Income (loss) before income taxes	(234.5)	43.4

Income tax expense (recovery)	(8.4)	19.6

Net income (loss)	$(226.1)	$23.8

Attributable to shareholders	$(226.0)	$24.0

Attributable to non-controlling interest	$(0.1)	$(0.2)

Normalized EBITDA [1]	$123.0	$146.7

Normalized net income [1]	$22.7	$52.7

[1] See “Non-IFRS Measures” section.

Financial Position data

As at	April 30, 2020	January 31, 2020
(in millions of Canadian dollars)

Cash	$800.7	$42.5
Working capital	(194.9)	(211.9)
Property, plant and equipment	1,008.2	1,027.4
Total assets	4,236.8	3,767.1
Revolving credit facilities	685.6	—
Total non-current financial liabilities	1,989.7	1,883.8
Total liabilities	5,030.4	4,356.8
Shareholders deficit	(793.6)	(589.7)

Other Financial data

	Three-month periods ended
(in millions of Canadian dollars, except per share data)	April 30, 2020	April 30, 2019

Revenues by geography
United States	$776.8	$740.5
Canada	159.5	182.8
International [1]	293.5	410.4
	$1,229.8	$1,333.7

Declared dividends per share	$—	$0.10

Weighted average number of shares – basic	87,600,161	96,990,837
Weighted average number of shares – diluted	87,600,161	97,771,532
Weighted average number of shares – diluted (normalized)	87,960,037	97,771,532

Earnings (loss) per share – basic	$(2.58)	$0.25
Earnings (loss) per share – diluted	(2.58)	0.25
Normalized earnings per share – basic [2]	0.26	0.55
Normalized earnings per share – diluted [2]	0.26	0.54

[1] International is defined as all jurisdictions except the United States and Canada.

[2] See “Non-IFRS Measures” section.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended
(in millions of Canadian dollars)	April 30, 2020	April 30, 2019

Net income (loss)	$(226.1)	$23.8

Normalized elements
Foreign exchange loss on long-term debt and lease liabilities	88.8	27.6
Transaction costs and other related expenses [2]	0.5	0.3
Restructuring and related costs [3]	5.7	—
Impairment charge [4]	171.4	—
Loss on litigation	—	0.2
Transaction costs on long-term debt	12.7	—
COVID-19 pandemic impact [5]	4.2	—
Gain on NCIB	(12.2)	—
Depreciation of intangible assets related to business combinations	1.1	0.7
Other elements	—	0.5
Income tax adjustment	(23.4)	(0.4)
Normalized net income [1]	22.7	52.7
Normalized income tax expense [1]	15.0	20.0
Financing costs adjusted [1] [6]	24.3	20.7
Financing income adjusted [1] [6]	(1.8)	(0.8)
Depreciation expense adjusted [1] [7]	62.8	54.1
Normalized EBITDA [1]	$123.0	$146.7

[1]	See “Non-IFRS Measures” section.

[2]	Costs related to business combinations.

[3]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[4]	During the three-month period ended April 30, 2020, the Company recorded an impairment charge of $171.4 million related to its Marine segment.

[5]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labor cost related to furloughs and personal protective equipment.

[6]	Adjusted for transaction costs on long-term debt and normal course issuer bid program (“NCIB”) gains and losses in net income.

[7]	Adjusted for depreciation of intangible assets acquired through business combinations.

Matters affecting comparability

The Company believes that the decision to wind down the production of outboard engines after the three-month period ended April 30, 2020 affects the comparability of the results of operations. The results of outboard engine operations are as follows:

	Three-month periods ended
(in millions of Canadian dollars)	April 30, 2020	April 30, 2019

Revenues	$1,229.8	$1,333.7
Outboard engine revenues	36.8	56.3
Adjusted revenues	$1,193.0	$1,277.4

Gross profit	$235.1	$300.6
Outboard engine gross loss	(8.3)	(7.9)
Adjusted gross profit	$243.4	$308.5
As a percentage of revenues	19.1%	22.5%
As a percentage of revenues (adjusted)	20.4%	24.2%

Operating income (loss)	$(127.3)	$89.0
Impairment charge	46.9	—
Restructuring costs	0.5	—
Adjusted operating income (loss)	$(79.9)	$89.0

Results of operations

Analysis of Results for the first quarter of Fiscal 2021

The following section provides an overview of the financial performance of the Company for the three-month period ended April 30, 2020 compared to the same period ended April 30, 2019.

The impact of the COVID-19 pandemic has created significant uncertainty worldwide and has affected the Company’s business, employees, dealers, suppliers and consumers. The Company was off to a strong start of quarter until mid-March when the pandemic lead to the implementation of global containment measures. These measures impacted negatively wholesale due to reduced production capacity associated with mandatory plant closures and lower demand linked with dealership closures or with limited activities.

Revenues

Revenues decreased by $103.9 million, or 7.8%, to $1,229.8 million for the three-month period ended April 30, 2020, compared with $1,333.7 million for the corresponding period ended April 30, 2019. The revenue decrease was primarily due to lower wholesale of Seasonal Products and Marine products. The lower wholesale is mainly attributable to the COVID-19 pandemic impact, partially offset by a strong start of quarter. The decrease in revenue was partially offset by a favourable foreign exchange rate variation of $13 million.

The Company’s North American retail sales for the three-month period ended April 30, 2020 decreased by 1% compared with the three-month period ended April 30, 2019, mainly due to a decrease in 3WV, outboard engines and snowmobiles. The decrease was partially offset by an increase in SSV and ATV.

As at April 30, 2020, North American dealer inventories for powersports vehicles and outboard engines increased by 4% compared to April 30, 2019, driven mainly by 3WV and SSV. The increase was partially offset by PWC.

Gross Profit

Gross profit decreased by $65.5 million, or 21.8%, to $235.1 million for the three-month period ended April 30, 2020, compared with $300.6 million for the corresponding period ended April 30, 2019. The gross profit decrease includes a favourable foreign exchange rate variation of $12 million. Gross profit margin percentage decreased by 340 basis points to 19.1% from 22.5% for the three-month period ended April 30, 2019. The decrease was primarily due to the under-absorption of fixed costs resulting from plant closures and unfavourable pricing and sales programs variation. The decrease was partially offset by a favourable product mix in SSV, PWC and 3WV and a favourable foreign exchange rate variation.

Operating Expenses

Operating expenses increased by $150.8 million, or 71.3%, to $362.4 million for the three-month period ended April 30, 2020, compared with $211.6 million for the three-month period ended April 30, 2019. The increase was mainly attributable to the $171.4 million impairment charge recorded during the first quarter of Fiscal 2021 for the Marine segment, partially offset by cost reduction initiatives to mitigate the COVID-19 impact.

Normalized EBITDA [1]

Normalized EBITDA [1] decreased by $23.7 million, or 16.2%, to $123.0 million for the three-month period ended April 30, 2020, compared with $146.7 million for the three-month period ended April 30, 2019. The decrease was primarily due to lower gross profit, partially offset by lower operating expenses when excluding the impairment charge.

[1] See “Non-IFRS Measures” section.

Net Financing Costs

Net financing costs increased by $3.1 million, or 15.6%, to $23.0 million for the three-month period ended April 30, 2020, compared with $19.9 million for the three-month period ended April 30, 2019. The increase primarily resulted from the transaction costs on the Term Facility following the amendment that occurred during the first quarter of Fiscal 2021 and from a higher interest expense on the Term Facility due to a higher outstanding nominal amount. The increase was partially offset by a lower interest expense on the Term Facility due to a lower interest rate and from a $12.2 million gain on the NCIB. The $12.2 million gain on the NCIB represents the difference between the share price used to establish the financial liability and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

Foreign Exchange

The key average exchange rates used to translate foreign-denominated revenues and expenses, excluding any effect of the Company’s hedging program, were as follows for the three-month periods ended April 30, 2020 and 2019:

	April 30, 2020			April 30, 2019
U.S. dollars	1.3768	CA$	/US$	1.3311	CA$	/US$
Euro	1.5060	CA$	/Euro	1.5035	CA$	/Euro

The key period-end exchange rates used to translate foreign-denominated assets and liabilities were as follows:

	April 30, 2020			January 31, 2020
U.S. dollars	1.3911	CA$	/US$	1.3221	CA$	/US$
Euro	1.5210	CA$	/Euro	1.4651	CA$	/Euro

When comparing the operating income and the income before income tax for the three-month period ended April 30, 2020 to the corresponding period ended April 30, 2019, the foreign exchange fluctuations impact was the following:

Foreign exchange (gain) loss
(in millions of Canadian dollars)	Three-month period
Revenues	$(12.5)
Cost of sales	0.4
Impact of foreign exchange fluctuations on gross profit	(12.1)
Operating expenses	6.6
Impact of foreign exchange fluctuations on operating income	(5.5)
Long-term debt	58.5
Net financing costs	0.5
Impact of foreign exchange fluctuations on income before income taxes	$53.5

Income Taxes

Income tax expense decreased by $28.0 million to an income tax recovery of $8.4 million for the three-month period ended April 30, 2020, compared to an income tax expense of $19.6 million for the three-month period ended April 30, 2019. The decrease was primarily due to a lower operating income, mainly from the impairment charge recorded during the three-month period ended April 30, 2020. The effective income tax rate amounted to 3.6% for the three-month period ended April 30, 2020 compared with 45.2% for the three-month period ended April 30, 2019. The decrease resulted primarily from the tax and accounting treatment of the foreign exchange loss on the Term Facility and from the tax and accounting treatment of the impairment charge.

Net Income (Loss)

Net loss increased by $249.9 million to $226.1 million for the three-month period ended April 30, 2020, compared with a net income of $23.8 million for the three-month period ended April 30, 2019. The increase in net loss was primarily due to the operating loss resulting from the impairment charge recorded during the first quarter of Fiscal 2021 and to an unfavourable foreign exchange rate variation impact on the U.S. denominated long-term debt.

Analysis of Segment Results for first quarter of Fiscal 2021

The following section provides an overview of the financial performance of the Company’s segments for the three-month period ended April 30, 2020 compared to the same period ended April 30, 2019. The inter-segment transactions are included in the analysis.

Powersports

Revenues

Year-Round Products

Revenues from Year-Round Products increased by $13.3 million, or 2.1%, to $640.3 million for the three-month period ended April 30, 2020, compared with $627.0 million for the corresponding period ended April 30, 2019. The increase was primarily attributable to a strong start of quarter and a favourable foreign exchange rate variation of $8 million, partially offset by the COVID-19 pandemic impact and higher sales programs.

North American Year-Round Products retail sales increased on a percentage basis in the low-teens range compared with the three-month period ended April 30, 2019.

Seasonal Products

Revenues from Seasonal Products decreased by $52.8 million, or 14.1%, to $322.6 million for the three-month period ended April 30, 2020, compared with $375.4 million for the corresponding period ended April 30, 2019. The decrease resulted primarily from the COVID-19 pandemic. The decrease was partially offset by a favourable foreign exchange rate variation of $3 million.

North American Seasonal Products retail sales decreased on a percentage basis in the low-teens range compared with the three-month period ended April 30, 2019.

Powersports PA&A and OEM Engines

Revenues from Powersports PA&A and OEM Engines decreased by $27.8 million, or 15.0%, to $157.5 million for the three-month period ended April 30, 2020, compared with $185.3 million for the corresponding period ended April 30, 2019. The decrease was mainly attributable to the COVID-19 pandemic with dealers closed or having limited activities.

Gross Profit

Gross profit decreased by $56.2 million, or 19.6%, to $230.5 million for the three-month period ended April 30, 2020, compared with $286.7 million for the corresponding period ended April 30, 2019. The gross profit decrease includes a favourable foreign exchange rate variation of $12 million. Gross profit margin percentage decreased by 350 basis points to 20.6% from 24.1% for the three-month period ended April 30, 2019. The decrease was primarily due to the under-absorption of fixed costs resulting from plant closures and unfavourable pricing and sales programs variation. The decrease was partially offset by a favourable product mix in SSV, PWC and 3WV and a favourable foreign exchange rate variation.

Marine

Revenues

Revenues from the Marine segment decreased by $39.2 million, or 25.9%, to $112.1 million for the three-month period ended April 30, 2020, compared with $151.3 million for the corresponding period ended April 30, 2019. The decrease was mainly due to the COVID-19 pandemic, partially offset by the acquisition of Telwater Pty Ltd (“Telwater”) during Fiscal 2020.

North American outboard engine retail sales decreased on a percentage basis in the mid-forties range compared with the three-month period ended April 30, 2019.

Gross Profit

Gross profit decreased by $9.3 million, or 66.9%, to $4.6 million for the three-month period ended April 30, 2020, compared with $13.9 million for the corresponding period ended April 30, 2019. Gross profit margin percentage decreased to 4.1% from 9.2% for the three-month period ended April 30, 2019. The decrease was due to the under-absorption of fixed costs resulting from plant closures and a lower volume of boats and parts and accessories sold, partially offset by lower sales program costs.

Geographical Trends

Revenues

United States

Revenues from the United States increased by $36.3 million, or 4.9%, to $776.8 million for the three-month period ended April 30, 2020, compared with $740.5 million for the corresponding period ended April 30, 2019. The increase is mainly due to a strong start of quarter and a favourable foreign exchange impact of $18 million, partially offset by the COVID-19 pandemic impact. The United States represented 63.1% and 55.5% of revenues during the three-month periods ended April 30, 2020 and 2019, respectively.

Canada

Revenues from Canada decreased by $23.3 million, or 12.7%, to $159.5 million for the three-month period ended April 30, 2020, compared with $182.8 million for the corresponding period ended April 30, 2019. The decrease was mainly attributable to the COVID-19 pandemic impact, partially offset by a strong start of quarter. Canada represented 13.0% and 13.7% of revenues during the three-month periods ended April 30, 2020 and 2019, respectively.

International

Revenues from International decreased by $116.9 million, or 28.5%, to $293.5 million for the three-month period ended April 30, 2020, compared with $410.4 million for the corresponding period ended April 30, 2019. The decrease primarily resulted from the COVID-19 pandemic with lower dealer demand due to early closure in the quarter, especially in Europe, or limited activities and an unfavourable foreign exchange impact of $5 million. International represented 23.9% and 30.8% of revenues during the three-month periods ended April 30, 2020 and 2019, respectively.

Summary of Consolidated Quarterly Results

	Three-month periods ended
	April 30, 2020	January 31, 2020	October 31, 2019	July 31, 2019	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018
(millions of Canadian dollars, except per share data)	Fiscal 2021	Fiscal 2020	Fiscal 2020	Fiscal 2020	Fiscal 2020	Fiscal 2019	Fiscal 2019	Fiscal 2019
Revenues by category
Powersports
Year-Round Products	$640.3	$705.1	$725.0	$734.6	$627.0	$597.6	$562.4	$554.0
Seasonal Products	322.6	542.7	554.8	428.5	375.4	577.6	490.9	384.6
Powersports PA&A and OEM Engines	157.3	215.4	225.7	173.7	185.0	202.7	201.8	147.1
Marine	109.6	152.7	138.1	122.7	146.3	128.0	139.1	121.3
Total Revenues	1,229.8	1,615.9	1,643.6	1,459.5	1,333.7	1,505.9	1,394.2	1,207.0
Gross profit	235.1	383.7	441.9	327.8	300.6	334.9	356.8	280.1
As a percentage of revenues	19.1%	23.7%	26.9%	22.5%	22.5%	22.2%	25.6%	23.2%

Net income (loss)	(226.1)	118.2	135.3	93.3	23.8	82.7	90.2	41.0
Normalized EBITDA [1]	123.0	221.8	268.2	167.7	146.7	181.9	203.2	144.2
Normalized net income [1]	22.7	100.2	136.7	68.8	52.7	85.8	102.9	66.4

Basic earnings (loss) per share	(2.58)	1.34	1.51	0.97	0.25	0.85	0.93	0.41
Diluted earnings (loss) per share	(2.58)	1.32	1.49	0.96	0.25	0.84	0.92	0.41

Normalized basic earnings per share [1]	0.26	1.13	1.53	0.72	0.55	0.88	1.06	0.67
Normalized diluted earnings per share [1]	$0.26	$1.12	$1.51	$0.71	$0.54	$0.88	$1.04	$0.66

[1]	See “Non-IFRS Measures” section.

Reconciliation Table for Consolidated Quarterly Results

	Three-month periods ended
	April 30, 2020	January 31, 2020	October 31, 2019	July 31, 2019	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018
(millions of Canadian dollars)	Fiscal 2021	Fiscal 2020	Fiscal 2020	Fiscal 2020	Fiscal 2020	Fiscal 2019	Fiscal 2019	Fiscal 2019
Net income (loss)	$(226.1)	$118.2	$135.3	$93.3	$23.8	$82.7	$90.2	$41.0
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	88.8	9.9	0.1	(27.2)	27.6	0.8	10.2	17.3
Transaction costs and other related expenses [1]	0.5	0.6	0.6	1.4	0.3	1.0	0.5	1.2
Restructuring and related costs (reversal) [2]	5.7	(0.3)	0.1	1.9	—	0.4	0.1	0.6
Impairment charge [3]	171.4	—	—	—	—	—	—	—
(Gain) loss on litigation [4]	—	(40.4)	—	0.2	0.2	0.2	0.3	0.2
Transaction costs on long-term debt	12.7	—	—	—	—	—	—	8.9
COVID-19 pandemic impact [5]	4.2	—	—	—	—	—	—	—
Gain on NCIB	(12.2)	—	—	—	—	—	—	—
Pension plan past service gains	—	—	—	—	—	—	—	(1.4)
Depreciation of intangible assets related to business combinations	1.1	1.2	1.1	0.6	0.7	0.7	0.5	—
Other elements	—	0.9	—	(0.5)	0.5	0.2	1.9	1.2
Income tax adjustment	(23.4)	10.1	(0.5)	(0.9)	(0.4)	(0.2)	(0.8)	(2.6)
Normalized net income [6]	22.7	100.2	136.7	68.8	52.7	85.8	102.9	66.4
Normalized income tax expense [6]	15.0	35.0	49.4	22.4	20.0	24.0	40.6	20.8
Financing costs adjusted [6] [7]	24.3	24.9	24.1	21.2	20.7	19.9	17.3	16.7
Financing income adjusted [6] [7]	(1.8)	(0.3)	(0.3)	(0.8)	(0.8)	(0.7)	(0.4)	(0.5)
Depreciation expense adjusted [6] [8]	62.8	62.0	58.3	56.1	54.1	52.9	42.8	40.8
Normalized EBITDA [6]	$123.0	$221.8	$268.2	$167.7	$146.7	$181.9	$203.2	$144.2

[1]	Costs related to business combinations.

[2]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[3]	During the three-month period ended April 30, 2020, the Company recorded an impairment charge of $171.4 million related to its Marine segment.

[4]	The Company is involved in patent infringement litigation cases with one of its competitors.

[5]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labor cost related to furloughs and personal protective equipment.

[6]	See “Non-IFRS Measures” section.

[7]	Adjusted for transaction costs on long-term debt and NCIB gains and losses in net income.

[8]	Adjusted for depreciation of intangible assets acquired through business combinations.

Liquidity and Capital Resources

Liquidity

The Company’s primary sources of cash consist of existing cash balances, operating activities and available borrowings under the Revolving Credit Facilities and Term Facility.

The Company’s primary use of cash is to fund operations, working capital requirements and capital expenditures in connection with product development and manufacturing infrastructure. The fluctuation of working capital requirements is primarily due to the seasonality of the Company’s production schedule and product shipments.

A summary of net cash flows by activity is presented below for the three-month periods ended April 30, 2020 and 2019:

	Three-month periods ended
(millions of Canadian dollars)	April 30, 2020	April 30, 2019
Net cash flows generated from operating activities	$212.7	$104.5
Net cash flows used in investing activities	(43.6)	(52.2)
Net cash flows generated from (used in) financing activities	596.9	(54.9)
Effect of exchange rate changes on cash	(7.8)	(1.8)
Net increase (decrease) in cash	758.2	(4.4)
Cash at beginning of period	42.5	100.0
Cash at end of period	$800.7	$95.6

Net Cash Flows Generated from Operating Activities

Net cash flows generated from operating activities totalled $212.7 million for the three-month period ended April 30, 2020 compared with $104.5 million for the three-month period ended April 30, 2019. The $108.2 million increase in net cash flows generated was mainly due to favourable changes in working capital of $84.7 million and by lower income taxes paid. The favourable changes in working capital were primarily driven by the impact of the COVID-19 pandemic with lower Inventory due to suspended or slowed down manufacturing operations during Fiscal 2021, lower Trade and other receivables due to lower wholesale, and higher Provisions related to sales programs. The favourable changes were partially offset by lower Trade payables and accruals due to the lower production level.

Net Cash Flows Used in Investing Activities

Net cash flows used in investing activities totalled $43.6 million for the three-month period ended April 30, 2020 compared with $52.2 million for the three-month period ended April 30, 2019. The $8.6 million decrease was mainly attributable to a lower amount invested in Fiscal 2021 due to the COVID-19 pandemic.

Net Cash Flows Generated from (Used in) Financing Activities

Net cash flows generated from financing activities totalled $596.9 million for the three-month period ended April 30, 2020 compared with net cash flows used of $54.9 million for the three-month period ended April 30, 2019. The $651.8 million increase in net cash flows generated was mainly attributable to a higher usage of revolving credit facilities.

Contractual Obligations

The following table summarizes the Company’s significant contractual obligations as at April 30, 2020:

(millions of Canadian dollars)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$957.0	$—	$—	$—	$957.0
Long-term debt (including interest)	60.0	124.0	126.5	1,722.5	2,033.0
Lease liabilities (including interest)	42.7	77.0	53.5	130.5	303.7
Derivative financial instruments	6.6	1.7	—	—	8.3
Other financial liabilities	124.1	21.1	—	24.5	169.7
Total	$1,190.4	$223.8	$180.0	$1,877.5	$3,471.7

The Company enters into purchasing agreements with suppliers related to material used in production. These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is not able to determine with precision its commitments in connection with these supply agreements.

Management believes that the Company’s operating activities and available financing capacity will provide adequate sources of liquidity to meet its short-term and long-term needs.

Capital Resources

Revolving Credit Facilities

The Company has a total availability of $700.0 million under revolving credit facilities maturing in May 2024 (the “Revolving Credit Facilities”). The total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories. The Revolving Credit Facilities are available to finance working capital requirements and capital expenditures, or for other general corporate purposes.

As at April 30, 2020, the Company had $685.6 million of outstanding indebtedness under the Revolving Credit Facilities.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.45% to 3.00% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.00% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% to 3.00% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.00% per annum
(iii)	Euros at Euro LIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at April 30, 2020, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either
(a)	LIBOR plus 1.70% per annum; or
(b)	U.S. Base Rate plus 0.70% per annum; or
(c)	U.S. Prime Rate plus 0.70% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.70% per annum; or
(b)	Canadian Prime Rate plus 0.70% per annum

(iii)	Euros at Euro LIBOR plus 1.70% per annum.

As at April 30, 2020, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

Under certain conditions, the Company is required to maintain a minimum fixed charge coverage ratio in order to have full access to its Revolving Credit Facilities.

As at April 30, 2020, the Company had issued letters of credit for an amount of $3.5 million under the Revolving Credit Facilities ($3.3 million as at January 31, 2020). In addition, $4.6 million in letters of credit were outstanding under other agreements as at April 30, 2020, ($5.0 million as at January 31, 2020).

Term Facility

On February 4, 2020, the Company amended its Term Facility to consolidate it into a single tranche which reduces the cost of borrowing by 0.50% for the previous U.S. $335.0 million tranche and extends the maturity from May 2025 to May 2027. The Company incurred transaction costs of $6.7 million and, in addition, unamortized transaction costs of $6.0 million were derecognized.

As at April 30, 2020, the cost of borrowing under the Term Facility was as follows:

(i)	LIBOR plus 2.00% per annum, with a LIBOR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

The Company is required to repay a minimum of 0.25% of the nominal amount of U.S. $1,235.0 million each quarter. Consequently, the Company repaid an amount of U.S. $3.0 million ($4.2 million) during the three-month period ended April 30, 2020. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level.

On May 8, 2020, the Company entered into an incremental U.S. $600.0 million tranche under its Term Facility. This new tranche matures in May 2027 and the cost of borrowing is LIBOR plus 5.00% per annum, with a LIBOR floor of 1.00%. The new tranche is exempt of financial covenants.

Austrian Term Loans

During the three-month period ended April 30, 2020, the Company entered into term loan agreements at favourable interest rates under Austrian government programs. These programs support research and development projects based on the Company’s incurred expenses in Austria. The term loans have a total nominal amount of euro 6.8 million ($10.0 million), interest rates at 0.87% (1.12% starting in July 2024) or at Euribor three-months plus 0.80% and maturities between December 2024 and December 2030.

As at April 30, 2020, the Company had euro 36.2 million ($55.1 million) outstanding under its Austrian term loans bearing interest at a range between 0.75% and 1.60% and maturing between December 2021 and December 2030.

Lease Liabilities

As at April 30, 2020, the contractual obligations in relation to assets acquired under lease agreements amounted to $303.7 million.

Normal Course Issuer Bid Program (“NCIB”)

During the three-month period ended April 30, 2020, the Company continued the NCIB that was announced and started during the fiscal year ended January 31, 2020 and repurchased 1,005,300 subordinate voting shares for a total consideration of $55.6 million.

Consolidated Financial Position

The following table shows the main variances that have occurred in the unaudited condensed consolidated interim statements of financial position of the Company between April 30, 2020 and January 31, 2020, the impact of the fluctuation of exchange rates on such variances, the related net variance (excluding the impact of the fluctuation of exchange rates on such variances) as well as explanations for the net variance:

(millions of Canadian dollars)	April 30, 2020	January 31, 2020	Variance	Exchange Rate Impact	Net Variance	Explanation of Net Variance
Trade and other receivables	$289.1	$399.1	$(110.0)	$(2.5)	$(112.5)	Mostly explained by the collection of snowmobile trade receivables in Scandinavia and a decrease in sales tax receivables due to a lower level of purchase
Inventories	1,116.5	1,166.3	(49.8)	(38.9)	(88.7)	Mostly explained by stop or slow down in production due to COVID-19 pandemic
Property, plant and equipment	1,008.2	1,027.4	(19.2)	(19.1)	(38.3)	Mostly explained by the impairment charge taken during Fiscal 2021
Trade payables and accruals	957.0	1,085.8	(128.8)	(38.3)	(167.1)	Mostly explained by a decreased production level due to the COVID-19 pandemic
Long-term debt, including current portion	1,741.4	1,645.4	96.0	(86.0)	10.0	No significant variances
Employee future benefit liabilities	289.5	301.2	(11.7)	(5.7)	(17.4)	Mostly explained by the increase of the discount rate by approximately 50 basis points on Canadian defined benefit obligations, partially offset by a decreased fair value of Canadian plan assets

Off-Balance Sheet Arrangements

Dealer and Distributor Financing Arrangements

The Company, most of its independent dealers and some of its independent distributors are parties to agreements with third-party financing service providers. These agreements provide financing to facilitate the purchase of the Company’s products and improve the Company’s working capital by allowing an earlier collection of accounts receivable from dealers and distributors. Approximately three-quarters of the Company’s sales are made under such agreements. The parties listed above have agreements with TCF Inventory Finance Inc. and TCF Commercial Finance Canada Inc. (collectively, “TCF”), to provide financing facilities in North America and Latin America, and with Wells Fargo Commercial Distribution Finance, Wells Fargo Bank International, Wells Fargo International Finance LLC and Wells Fargo International Finance (New Zealand) Limited (collectively “Wells Fargo”) for financing facilities in North America, Europe, Australia and New Zealand. The agreement between the Company and TCF will expire on January 31, 2023. For most of the contracts with Wells Fargo, the maximum commitment period is up to May 27, 2021.

The total amount of financing provided to the Company’s independent dealers and distributors totalled $1,047.3 million for the three-month period ended April 30, 2020, compared to $971.7 million for the three-month period ended April 30, 2019. The outstanding financing between the Company’s independent dealers and distributors and third-party finance companies amounted to $2,398.1 million and $2,281.7 million as at April 30, 2020, and January 31, 2020, respectively.

The breakdown of outstanding amounts by country and local currency between the Company’s independent dealers and distributors with third-party finance companies were as follows, as at:

(in millions)	Currency	April 30, 2020	January 31, 2020
Total outstanding	CAD	$2,398	$2,282
United States	USD	$1,292	$1,264
Canada	CAD	$457	$458
Europe	Euro	€ 46	€ 47
Australia and New Zealand	AUD	$82	$94
Latin America	USD	$1	$1

The costs incurred by the Company under the dealers’ and distributors’ financing agreements totalled $23.5 million for the three-month period ended April 30, 2020 compared with $15.3 million for the three-month period ended April 30, 2019.

Under the dealer and distributor financing agreements, in the event of default, the Company may be required to purchase, from the finance companies, repossessed new and unused products at the total unpaid principal balance of the dealer or distributor to the finance companies. In North America, the obligation is generally limited to the greater of U.S. $25.0 million ($34.8 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements, whereas in Europe, the obligation is generally limited to the greater of U.S. $10.0 million ($13.9 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements. In Australia and New Zealand, the obligation to purchase repossessed new and unused products is limited to the greater of AU $5.0 million ($4.5 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements. For boat products, in North America, the repurchase obligation decreases according to the age of the inventory and there is no obligation to repurchase for boat products older than 900 days while, in Australia, the obligation to purchase repossessed new and unused boat products is limited to AU $2.5 million ($2.3 million).

The maximum amount subject to the Company’s obligation to purchase repossessed new and unused products from the finance companies was $265 million as at April 30, 2020 ($243 million in North America, $14 million in Europe and $8 million in Australia and New Zealand) and $238 million as at January 31, 2020 ($217 million in North America, $13 million in Europe and $8 million in Australia and New Zealand).

The Company did not incur significant losses related to new and unused products repossessed by the finance companies for the three-month periods ended April 30, 2020 and 2019.

Consumer Financing Arrangements

The Company has contractual relationships with third-party financing companies in order to facilitate consumer credit for the purchase of its products in North America. The agreements generally allow the Company to offer a subsidized interest rate to consumers for a certain limited period under certain sales programs. In Canada, the Company has agreements with TD Financing Services and the Fédération des caisses Desjardins du Québec for such purposes. In the United States, the Company has agreements with Sheffield Financial, Citi Retail Services and Roadrunner Financial. Under these contracts, the Company’s financial obligations are related to the commitments made under certain sales programs.

Transactions Between Related Parties

Transactions with Bombardier Inc., a Company Related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational product business of Bombardier Inc., the Company committed to reimburse to Bombardier Inc. income taxes amounting to $22.5 million as at April 30, 2020 and $22.3 million as at January 31, 2020, respectively. The payments will begin when Bombardier Inc. starts making income tax payments in Canada and/or in the United States. The Company does not expect to make any payments to Bombardier Inc. in relation with that obligation for the year ending January 31, 2021.

Financial Instruments

The Company’s financial instruments, divided into financial assets and financial liabilities, are measured at the end of each period at fair value or amortized costs using the effective interest method depending on their classification determined by IFRS. By nature, financial assets are exposed to credit risk whereas financial liabilities are exposed to liquidity risk. Additionally, the Company’s financial instruments and transactions could be denominated in foreign currency creating a foreign exchange exposure that could be mitigated by the use of derivative financial instruments. The Company is to a lesser extent exposed to interest risk associated to its Revolving Credit Facilities, Term Facility and Austrian term loans.

Foreign Exchange Risk

The elements reported in the consolidated statements of net income, in the consolidated statements of financial position and in the consolidated statements of cash flows presented in the Company’s unaudited condensed consolidated interim financial statements in Canadian dollars are significantly exposed to the fluctuation of exchange rates, mainly the Canadian dollar/U.S. dollar rate and the Canadian dollar/euro rate.

The Company’s cash inflows and outflows are mainly comprised of Canadian dollars, U.S. dollars and euros. The Company intends to maintain, as a result of its business transactions, a certain offset position on U.S. dollar and euro denominated cash inflows and outflows.

For currencies over which the Company cannot achieve an offset through its recurring business transactions, mainly the Australian dollar, the Swedish krona, the Norwegian krone and the British pound, the Company uses foreign exchange contracts according to the Company’s hedging policy. Under this policy, the Company hedges up to 50% of the budgeted revenue exposure in these currencies during the annual budget period and continually increases the coverage up to 80% six months before the expected exposures arise. Management periodically reviews the relevant hedging position and may hedge at any level within the authorized parameters of the policy, up to the maximum percentage allowed. Those contracts are accounted for under the cash flow hedge model covering highly probable forecasted sales in these currencies, and the gains or losses on those derivatives are recorded in net income only when the forecasted sales occur.

Finally, the Company reduces the exposure on its net income arising from the revaluation at period-end of U.S. dollar-denominated trade payables and accruals by using foreign exchange contracts having the same inception and maturity dates. Those contracts are recorded in net income at each period end in order to mitigate the gains or losses resulting from the revaluation at spot rate of these foreign-denominated liabilities.

While the Company’s operating income is protected, to a certain extent, from significant fluctuations of foreign exchange rates resulting from the application of the Company’s hedging strategy, the net income is significantly exposed to Canadian dollar/U.S. dollar rate fluctuations due to the U.S. dollar-denominated long-term debt. However, there is a monetary impact for the Company only to the extent the Term Facility is repaid.

Liquidity Risk

The Company is exposed to the risk of encountering difficulty in meeting obligations related to its financial liabilities. In order to manage its liquidity risk accurately, the Company continuously monitors its operating cash requirements taking into account the seasonality of the Company’s working capital needs, revenues and expenses. The Company believes the cash flows generated from operations combined with its cash on hand and the availability of funds under its credit facilities ensures its financial flexibility and mitigates its liquidity risk.

Credit Risk

The Company could be exposed, in the normal course of business, to the potential inability of dealers, distributors and other business partners to meet their contractual obligations on financial assets and on amounts guaranteed under dealer and distributor financing arrangements with TCF and Wells Fargo.

The Company considers that its credit risk associated with its trade receivables and its limited responsibilities under the dealer and distributor financing agreements with TCF and Wells Fargo does not represent a significant concentration of risk and loss due to the large number of dealers, distributors and other business partners and their dispersion across many geographic areas. Moreover, the Company mitigates such risk by doing business through its own distribution channels and by monitoring the creditworthiness of the dealers and distributors in the different geographic areas.

Interest Rate Risk

The Company is exposed to the variation of interest rates mainly resulting from the LIBOR on its Term Facility. However, the Company entered into interest rate cap contracts, which limit its exposure to interest rate increase.

Critical Accounting Estimates

Significant Estimates and Judgments

The preparation of the unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made.

The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically and the effects of any changes are recognized immediately. Actual results could differ from the estimates used and such differences could be significant.

The Company’s annual operating budget and operating budget revisions performed during the year (collectively “Budget”) and the Company’s strategic plan comprise fundamental information used as a basis for some significant estimates necessary to prepare the unaudited condensed consolidated interim financial statements. Management prepares the annual operating budget and strategic plan each year using a process whereby a detailed one-year budget and three-year strategic plan are prepared by each entity and then consolidated.

Cash flows and profitability included in the Budget are based on the existing and future expected sales orders, general market conditions, current cost structures, anticipated cost variations and current agreements with third parties. Management uses the annual operating budget information as well as additional projections or assumptions to derive the expected results for the strategic plan and periods thereafter.

The Budget and the strategic plan are approved by management and the Board of Directors. Management then tracks performance as compared to the Budget. Significant variances in actual performance are a key trigger to assess whether certain estimates used in the preparation of financial information must be revised.

Management needs to rely on estimates in order to apply the Company’s accounting policies and considers that the most critical ones are the following:

Estimating the Net Realizable Value of Inventory

The net realizable value of materials and work in progress is determined by comparing inventory components and value with production needs, current and future product features, expected production costs to be incurred and the expected profitability of finished products. The net realizable value of finished products and parts and accessories is determined by comparing inventory components and value with expected sales prices, sales programs and new product features.

Estimating the Useful Life of Tooling

Tooling useful life is estimated by product line based on their expected physical life and on the expected life of the product platform to which they are related.

Estimating Impairment on Property, Plant and Equipment, Intangible Assets and Right-of-Use Assets

Management assesses the value in use of property, plant and equipment, intangible assets and right-of-use assets mainly at groups of CGU level using a discounted cash flow approach by product line based on annual budget and strategic plan process. When the Company acquired the recreational products business from Bombardier Inc. in 2003, trademarks and goodwill were recorded as part of the business acquisition. As at April 30, 2020, $122.6 million of trademarks and $114.7 million of goodwill were related to this transaction. In addition, trademarks of $80.2 million and goodwill of $1.3 million were recorded following various business combinations that occurred after 2003.

(i) Trademarks and Goodwill Impairment Test

For the purpose of impairment testing, trademarks are allocated to their respective CGU. As at April 30, 2020, after the impairment charge taken, the carrying amount of trademarks amounting to $202.8 million is related to Ski-Doo, Sea-Doo, Alumacraft, Manitou, Quintrex and Stacer for $63.5 million, $59.1 million, $20.9 million, $40.5 million, $14.2 million and $4.6 million respectively.

Following the creation of the Powersports and Marine segments during Fiscal 2019, the Company has fully allocated the goodwill of $114.7 million created in 2003 to the Powersports segment.

Recoverable Amount

The recoverable amount for the group of CGU is based on a value-in-use calculation using cash flow projections, which takes into account the Company’s one-year budget and three-year strategic plan, with a terminal value calculated by discounting the final year in perpetuity. The figures used as the basis for the key assumptions in the value-in-use calculation includes sales volume, sales price, production costs, distribution costs and operating expenses as well as discount rates. This information represents the best available information as at the date of impairment testing. The estimated future cash flows are discounted to their present value. In addition, a market approach was performed to assess the reasonability of the conclusions reached.

Estimating Recoverability of Deferred Tax Assets

Deferred tax assets are recognized only if management believes it is probable that they will be realized based on annual budget, strategic plan and additional projections to derive the expected results for the periods thereafter.

Estimating Provisions for Regular Product Warranty, Product Liability, Sales Program and Restructuring

The regular warranty cost is established by product line and recorded at the time of sale based on management’s best estimate, using historical cost rates and trends. Adjustments to the regular warranty provision are made when the Company identifies a significant and recurring issue on products sold or when costs and trend differences are identified in the analysis of regular warranty claims.

The product liability provision at period end is based on management’s best estimate of the amounts necessary to resolve existing claims. In addition, the product liability provision at the end of the reporting period includes incurred, but not reported claims, based on average historical cost information.

Sales program provision is estimated based on current program features, historical data and expected retail sales for each product line.

Restructuring provision is initially estimated based on restructuring plan estimated costs in relation to the plan elements approved by management. Restructuring provision is reviewed at each period end in order to take into account updated information related to the realization of the plan. If necessary, the provision is adjusted accordingly.

Estimating the Discount Rates Used in Assessing Defined Benefit Plan Expenses and Liability

In order to select the discount rates used to determine defined benefit plan expenses and liabilities, management consults with external actuarial firms to provide commonly used and applicable discount rates that are based on the yield of high quality corporate fixed income investments with cash flows that match expected benefit payments for each defined benefit plan. Management uses its knowledge and comprehension of general economic factors in order to conclude on the accuracy of the discount rates used.

Estimating the incremental borrowing rate used in measuring lease liability

Management makes estimates in the determination of the incremental borrowing rate used to measure the lease liability for each lease contract when the interest rate implicit in the lease is not readily available. The incremental borrowing rate should reflect the interest rate the Company would have to pay to borrow the same asset at a similar term and with a similar security.

Estimating the lease term

On commencement date, when determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options or periods subject to termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated. This assessment is reviewed if a significant change in circumstances occurs within the Company’s control.

Significant Judgments in Applying the Company’s Accounting Policies

Management needs to make certain judgments in order to apply the Company’s accounting policies and the most significant ones are the following:

Impairment of Property, Plant and Equipment, Intangible Assets and Right-of-Use Assets

The Company operates using a high level of integration and interdependency between design, development, manufacturing and distribution operations. The cash inflows generated by each product line require the use of various assets of the Company, limiting the impairment testing to be done for a single asset. Therefore, management performs impairment testing by grouping assets into CGUs.

Functional Currency

The Company operates worldwide but its design, development, manufacturing and distribution operations are highly integrated, which require significant judgments from management in order to determine the functional currency of each entity using factors provided by IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Management established the functional currency of each entity as its local currency unless the assessment of the criteria established by IAS 21 to assess the functional currency leads to the determination of another currency. IAS 21 criteria are reviewed annually for each entity and are based on transactions with third-parties only.

Controls and Procedures

The Company’s President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended.

Disclosure controls and procedures

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures in order to provide reasonable assurance that:

•	material information relating to the Company has been made known to them; and
•	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation of the design and effectiveness of the Company’s disclosure controls and procedures was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of April 30, 2020, that the Company’s disclosure controls and procedures were ineffective as a result of a material weakness identified in the Company’s internal control over financial reporting, which is further described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management’s report on internal control over financial reporting

The President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. In making this evaluation, the President and Chief Executive Officer and the Chief Financial Officer used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, as of April 30, 2020, that the Company’s internal control over financial reporting was ineffective as a result of an identified material weakness.

Management determined it did not design and maintain effective information technology general controls (ITGCs) in the areas of user access security, system change management and job processing for certain information technology (IT) systems that support the Company’s financial reporting processes. Management concluded these deficiencies in aggregate resulted in a material weakness. As a result, automated controls and manual controls that are dependent on the completeness and accuracy of information derived from the affected IT systems were ineffective because they could have been adversely impacted. There were no material adjustments to the Company’s audited consolidated financial statements for the period ended January 31, 2020 and prior, however, as a result of the material weakness identified a possibility exists that material misstatements in the Company’s financial statements would not be prevented or detected on a timely basis in the future.

Management will continue to design and implement certain remedial measures throughout Fiscal 2021 including the design, review and appropriate modification of access in the affected systems, in addition to monitoring controls to prevent and detect inappropriate or unauthorized access or activities. In addition, various aspects of the logical access process will be automated to reduce the possibility of manual error. Management will also work with control owners to improve the quality of evidence retained to support the operation of change management controls.

The Company has and will continue to take actions to remediate the material weakness, but the weakness will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above.

The President and Chief Executive Officer and the Chief Financial Officer do not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions. Nevertheless, management has designed and implemented controls to mitigate this risk to the extent practicable.

Notwithstanding the material weakness, management has concluded that the Company’s unaudited condensed consolidated interim financial statements as at and for the three-month period ended April 30, 2020 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS. There were no material adjustments to the Company’s audited consolidated financial statement for the year ended January 31, 2020 and there were no changes to previously released financial results.

Changes in internal control over financial reporting

Other than the material weaknesses described above, there were no changes in the Company’s internal control over financial reporting during the three-month period ended April 30, 2020, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Dividend

On March 19, 2020, as part of the Company’s measures to preserve its financial flexibility in light of the ongoing COVID-19 health crisis, the Company’s Board of Directors announced that it had decided not to declare a quarterly cash dividend, and that such decision would apply until further notice.

Risk Factors

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s MD&A for the fourth quarter and the fiscal year ended January 31, 2020. The company is not aware of any significant changes to the Company’s risk factors from those disclosed at that time.

Disclosure of Outstanding Shares

As at May 26, 2020, the Company had the following issued and outstanding shares and stock options:

•	45,891,671 multiple voting shares with no par value.

•	41,407,024 subordinate voting shares with no par value.

•	5,347,704 stock options to acquire subordinate voting shares.

Additional Information

Additional information relating to BRP Inc. is available on SEDAR at www.sedar.com.